COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

RECEIVED
2006 MAR -7 A 10:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Praça Rui Barbosa, 80
36770-901 - Cataguases – MG
Brasil

February 23rd, 2006

06011358

SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

RE: Companhia Força e Luz Cataguazes Leopoldina
12g3-2(b) File No. 82-5147
CUSIP No. 20441V106 & 20441V205
SEC F-6 File No. 333-13370

Dear Mr. Zarb / Ms. Prieto:

We enclose a copy of the following documents of Companhia Força e Luz Cataguazes Leopoldina for your files:

1. Investor Relations Monthly Report, dated January 31th, 2006 and
2. Notice to the Shareholdres, dated February 21st, 2006

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

MAURÍCIO PEREZ BOTELHO
Investor Relations Director

A copy has also been sent to The Bank of New York c/o Ms. Veronica Westberg

Investor Relations Monthly Report - January 31th, 2005 Edition

Sobrapar acquires all of Alliant Energy's interests in the companies comprising the Sistema Cataguazes-Leopoldina

In a Company's notice published on January 20th 2006, Companhia Força e Luz Cataguazes-Leopoldina (CFLCL), Energisa and Energipe informed that Sobrapar Sociedade Brasileira de Organização e Participações Ltda and its controlling shareholder, Antônio José de Almeida Carneiro, had acquired the entire share capital of Alliant Energy Holdings do Brasil Ltda (AEHB). AEHB has a direct interest of approximately 40.2% in the total share capital of CFLCL , of which 52.0% in preferred shares and 21.6 % in voting shares of CFLCL in addition to 49.9% of the total capital of GIPAR S.A. which in its turns holds 21.4% of the total capital of CFLCL. AEHB also holds the following interest in the subsidiaries of CFLCL: a) 45.6% of the share capital of Energisa, b) 49.9% of the share capital of Pbpart-SE 1 S/A and c) 50.0% of the share capital of Usina Termelétrica de Juiz de Fora S/A.

The Purchasers have notified the Companies that they have no intention in continuing the controversies initiated by AEHB against the controlling shareholders of CFLCL and its subsidiaries, and shall seek to permanently dismiss the judicial proceedings in progress, and shall ensure they are not repeated or succeeded by any further proceedings.

Consolidated operating revenue was R$1,974 million in 2005

The consolidated gross operating revenue posted by Cataguazes-Leopoldina reached R$1,974 million in 2005, which represents an increase of 21.9% on 2004. The greatest rise was the 141.3% increase in revenue from free consumers usage of the distribution and transmission system (TUSD), which amounted to R$ 82.5 million against the R$34.2 million in the previous year. Considering the demand by free consumers in the total consumption, the 2005 electricity sales in the concession areas which comprises the Sistema Cataguazes-Leopoldina were 6,577 GWh, which represents a considerable increase of 6.7%, vis-à-vis the demand recorded in 2004.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to December of 2005

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	401	115	544	117	711	1,974
Growth % (*)	+20.5	+23.1	+15.6	+9.1	+24.4	+21.9
Electricity Sales – GWh (a+b)	1,065	284	2,129	571	2,528	6,577
a) Retail Market	923	279	1,647	477	2,227	5,553
• Residential	307	125	498	129	775	1,834
• Industrial	243	54	449	215	482	1,443
• Commercial	142	58	296	72	370	938
• Other classes	231	42	404	61	600	1,338
b) Free Consumers (FC)	142	5	482	94	301	1,024
Sales Increase - % (*)	+ 3.8	+ 1.1	+ 7.5	+ 4.9	+ 7.8	+ 6.5
• Residential	+ 3.9	+ 1.4	+ 5.2	+ 6.2	+ 4.3	+ 4.4
• Industrial + FC	+ 2.3	-	+ 8.2	+ 4.0	+ 8.2	+ 6.5
• Commercial	+ 7.6	+ 0.9	+ 7.5	+ 3.1	+ 8.1	+ 7.0
• Other classes	+ 4.2	+ 1.4	+ 8.7	+ 9.2	+ 11.9	+ 9.0

(*) In relation to the same period of 2004, with free consumers.

Extension of short maturities

In continuation of the capital structure enhancement and interest cost reduction program, in mid-November the CFLCL holding concluded the issue of a Short Term Note Programme worth R$150 million, in which the first tranche of US$31 million was raised immediately. Such US dollar based transaction, carries a coupon of 7.5% per year and tenor of 18 months, bullet payment and it is fully hedged against foreign exchange risk. This issue is the first CFLCL first venture into the international market. Furthermore, at the end of November a syndicated loan agreements were taken out and cleared, worth R$ 85 million, under the coordination of Itaú BBA and participated in by the banks Santander and Credit Suisse First Boston. The transaction has a total term of 31 months (12-month grace period) and cost equal to CDI plus 3% per year. The funds were used to reduce the short-term debt maturities.

CFLCL and CAT-LEO CISE obtain nine ISO 9001:2000 certificates

Within the scope of their operating activities, all the companies comprising the Sistema Cataguazes-Leopoldina are implementing programs to ensure their clients receive quality services, in accordance with standards recognized internationally. In December last year, CFLCL and its subsidiary Cat-Leo Construções, Indústria e Serviços de Energia S/A (CAT-LEO CISE) obtained a further nine ISO 9001:2000 certificates (maintenance calibration and assays of electricity meters, inspection of billing metering facilities, customer service via Call Centre, electromechanical services of power station, substation, transmission lines and equipment or two 230 kV assembly, commissioning, operation and maintenance, electromechanical design of substations and transmission lines up to 230 kV, visual, thermographic, land and aerial inspection service in substations and transmission lines, designs, studies and maintenance of electric protection systems for substations, power stations and factories, collection, physical and chemical analysis, treatment of mineral Installation oil and industrial lubricating oil and chromatography of mineral insulating oil, and manufacture of metal structures, substations and transmission lines up to 230 kV, design and manufacture of transmission equipment and power station hydromechanics), all of which are of fundamental importance to the reliability of the services they provide and to improving services to their customers.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICLY HELD CORPORATION
CORPORATE TAXPAYER REGISTRATION (CNPJ) 19.527.639/0001-58

NOTICE TO THE SHAREHOLDERS

We hereby serve notice to the shareholders that, subject to the applicable legal and bylaws provisions, and in accordance with the terms of the resolution approved by its Board of Directors on February 21, 2006, Companhia Força e Luz Cataguazes-Leopoldina ("Company") will increase its capital from R$ 279,976,487.77 to R$ 379,976,489.77, therefore an increase of R$ 100,000,002.00, by means of a private subscription by the current shareholders. The company will issue 43,859,650,000 new common shares, identical to those currently in circulation, subject to the terms and conditions set forth below. The common and preferred shareholders shall have preemptive rights to subscribe the new common shares to be issued, according to their respective percentage holdings in the Company's capital, in due accordance with the provisions established by article 171, of Law no. 6.404, of December 15,1976, and subsequent amendments thereto ("Brazilian Corporation Law"). The period for the shareholders to exercise the preemptive right to subscribe new shares commences as of February 21, 2006.

1. Capital Increase

1.1. The amount of the capital increase subject to the provisions above, shall be of R$ 100,000,002.00, being that the Company shall maintain its decision to raise the capital provided that the amount subscribed reaches the minimum amount of R$ 89,999,999.52.

2. Amount and Type of Shares to Be Issued

2.1. Up to 43,859,650,000 common shares, without par value, shall be issued.

3. Registration Date and Subscription List

3.1. Shareholders holding shares issued by the Company, regardless of type or class, are entitled to subscribe to 334.597 new common shares per 1,000 shares owned on February 21, 2006.

4. Acquisition without Subscription Rights

4.1. Shares acquired as from February 22, 2006, including, will not entitle the holder thereof to the subscription right.

5. Share Subscription and Trading of Subscription Rights

5.1. Holders of shares issued by the Company in Brazil may request a broker of their preference to make the respective subscription or fill out the respective subscription form, which should be requested to the Company between February 22, 2006 and March 23, 2006.

5.2. The shareholders holding shares issued by the Company who wish to trade their subscription rights on the market may do so, being that shareholders whose shares are in custody before the Brazilian Custody and Clearing Company – CBLC should request the respective right assignment form from this institution, which shall be issued by the Company, or instruct the broker of their preference to directly trade them on the stock market.

5.3. Once the rights assignment form has been issued, in accordance with the terms established in item 5.2 above, and once they have been actually assigned, the corresponding declaration shall be required on the back of the rights assignment form containing the signature of the assignor, duly notarized.

5.4. The shareholders shall state their interest in reserving surpluses in the corresponding share subscription form.

6. Issue Price

6.1. The issue price will be R$ 2.28 per batch of one-thousand common shares issued by the Company and was established pursuant to article 170, paragraph 1 of Brazilian Corporate Law, in accordance with the equity value of the shares at the last disclosed quarter (i.e. September 30, 2005) and the average of the price of the highest traded type and class of shares during the previous 30 sessions, which represents a discount of 11% of the book value, aimed to raise the attractiveness of the subscription, given the current levels of liquidity of the shares.

7. Dividends

7.1. The shares issued after ratification of the respective capital increase by the Board of Directors shall be entitled to receive full dividends declared by the Company in the 2006 financial year.

8. Period for Exercising the Subscription Right

Starts: February 22, 2006
Ends: March 23, 2006

9. Means of Payment

9.1. The shares shall be paid in cash in Brazilian currency upon subscription.

10. Surplus Subscription Procedure

10.1. When the period for exercising the preemptive rights expires, the shareholders who stated an interest in receiving surpluses in the subscription form shall have 3 working days following the surpluses announcement, which shall begin on March 27, 2006 and end on March 29, 2006, to subscribe the surpluses, where the right to do this shall be assured in proportion to the shares subscribed by the respective shareholders in the distribution of the surpluses in accordance with the total they subscribed.

10.2. If there are still surpluses after the distribution procedure, the Company's Executive Board shall decide, as authorized by the Board of Directors, to sell the balance at an auction at the Sao Paulo stock exchange (BOVESPA), on behalf of the Company (article 171, paragraph 7, "b" of the Brazilian Corporation Law), which, if applicable, will take place on March 31, 2006 or distribute such surplus between the shareholders through new surplus distributions.

11. Documentation for Subscribing Shares and Subscription Right Assignment

11.1. Individuals: Identity Card, Individual Taxpayer Card (CPF) and proof of address.

11.2. Legal Entity: an authenticated copy of the most recent consolidated bylaws or articles of incorporation (and subsequent amendments if applicable), proof of enrollment at the national corporate taxpayer register (CNPJ), corporate documentation awarding powers

of representation and authenticated copies of the CPF, identity card and proof of residence of their representatives. Investors residing overseas may be required to submit other documents of representation.

11.3. In the case of representation by power-of-attorney, it will be necessary to present the respective public deed of the power of attorney.

11.4. Shareholders whose shares are in custody at the CBLC shall present a statement of their custody account issued by the CBLC, stating the amount, type and class of shares issued by the Company held by the shareholder as of February 21, 2006.

12. Places of Attendance

12.1. At securities brokers, for shares in custody at the Brazilian Custody Investment Company – CBLC and at the addresses of the Company specified below for shares not in custody at this institution.

13. Crediting of the Shares

13.1. The crediting of the shares shall take place within two working days as from ratification of the capital increase.

14. Conversion of Debentures into Shares Issued by the Company

14.1. Pursuant to the terms of item 16.7.1 of the Private Deed of the 4th Issuance of Debentures Convertible into Company Shares (the "Issuance Deed"), whenever the Company raises its capital, through the issuance of new shares, the Debenture holders from the aforesaid issuance ("Debenture Holders from the 4th Issuance of Debentures") are entitled to demand conversion of their debentures from the first and second series into common shares and class A preferred shares issued by the Company, respectively, at the same price established for the subscription of the new shares.

14.2. Accordingly, should the Debenture Holders from the 4th Issuance of Debentures exercise the conversion right established in the aforesaid item 16.7.1, the Company may additionally issue as many common shares and class A preferred shares as necessary to meet the provisions of the Issuance Deed, without the shareholders being afforded pre-emptive rights (Brazilian Corporate Law, art. 171, paragraph 3). In this event, the overall increase of the Company's capital may exceed the R$ 100,000,002.00 hereunder made available for private subscription by the Company's shareholders.

15. Shares Issued by the Company linked to American Depositary Receipts ("ADR") Programs

15.1. The exercise of the preemptive right to subscribe the new common shares to be issued by the Company concerning shares linked to the Company's ADR programs shall follow the specific procedure at the Bank of New York, subject to the terms established in this Notice.

16. Additional Information

16.1. In continuation of the planning implemented following the electricity rationing and with the aim of enhancing the capital structure and debt profile of the Company, the Company's Board of Directors approved this capital increase to the amount of R$ 100,000,002.00, the proceeds of which shall be used firstly to reduce the net burdensome debt, thereby improving the capital structure of the Company and its subsidiaries, so as to prepare the Cataguazes-Leopoldina System to intensify and concentrate on investing in electricity distribution.

16.2. For this reason, the capital increase shall only entail common shares, with payment in Brazilian currency only, as the preferred shares issued by the Company have priority dividends calculated according to the capital corresponding to this type of share, which would therefore be costlier for the Company.

16.3. With a view of completing the vertical disintegration of the electricity generation and distribution assets, concentrating the Company's assets solely in electricity distribution, and also seeking to consolidate the existing assets so as to achieve greater efficiency and synergy in the Company's activities, the Company management will commission studies to bring the Company into further compliance with the provisions established by Law no. 10.848, of March 15, 2004, with the possible simplification of the corporate structure, greater tax efficiency and compatibility with the current share ownership structure. All the measures under study and in progress seek to reinforce the capital structure and afford the company the means to achieve robust and sustainable growth.

16.4. The Company shall keep the market posted as such studies are concluded, and as opportunities are consolidated to make the Company and its subsidiaries more attractive and robust.

17. Attendance Addresses for Company Shareholders

In Rio de Janeiro: Av. Presidente Vargas nº 463, 21º andar
Centro, Rio de Janeiro - RJ

In Cataguases: Praça Rui Barbosa, nº 80
Cataguases - MG

This private issue entails the subscription of securities in a Brazilian company and is subject to the disclosure requirements in Brazil, which differ to those established in the United States of America.

Information can be obtained at the Company shareholder attendance addresses specified above, or on the following telephone numbers 00 55 (32) 3429-6000 or 00 55 (21) 2122-6900 and fax 00 55 (32) 3429-6317 or 00 55 (21) 2122-6931. Site www.cataguazes.com.br

Rio de Janeiro, February 21, 2006

Companhia Força e Luz Cataguazes-Leopoldina
Maurício Perez Botelho
Investor Relations Officer